Hypo Real Estate
GROUP

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

RECEIVED
2008 JUL -7 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08003625

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 03 July 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heikhe Theißing

Kay Amelungse

dlw 7/8

Enclosures

02 July 2008	Press release: Hypo Real Estate Group: Stable business expectations following S&P decision
03 July 2008	03.07.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Susquehanna Ireland Ltd.
03 July 2008	03.07.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act – Orbis

Press release

Hypo Real Estate Group: Stable business expectations following S&P decision

- **Group's Covered Bond ratings remain AAA**
- **DEPFA Bank Plc short-term rating re-affirmed at A-1**
- **Stable rating outlook is an important signal for markets and clients**

Munich, 2nd July 2008 – The Hypo Real Estate Group (HRE) has stable business expectations following the decision by the Standard&Poor's agency to lower some of the company's ratings.

Given the international financial crisis and the fact that S&P had placed the banks in the Group on a negative outlook for a number of months, HRE had prepared itself thoroughly for the possibility of a change in credit ratings. In real estate financing, the bank's new business benefits from the fact that a considerable part of the business volume is secured by Pfandbrief, for which the top rating AAA remains unchanged. In DEPFA's public sector business, in addition to the AAA-rated covered bonds, the short-term rating plays an essential role which has been confirmed by S&P with respect to DEPFA Bank Plc and other units at A-1 with a stable outlook.

„Before our rating was raised following the DEPFA takeover, Hypo Real Estate proved that it could successfully and profitably command business in real estate financing with the rating of A-. This will remain the case in the future. Given the high liquidity and quality of assets at DEPFA, the refinancing capabilities in our public sector businesses are

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

intact and we continue to enjoy higher margins in new business. Also here, the S&P decision should not have any material effect," said Dr. Markus Fell, Chief Financial Officer for the Hypo Real Estate Group. "After a number of months with a negative outlook from S&P, the fact that we are now able to work with a stable outlook is an important and good signal for our clients and investors, despite the disappointing change in some of our ratings," explained Dr. Fell further.

Since the early stages of the current financial crisis a number of months ago, HRE had been able to reduce risk positions in its portfolios and this has continued into the second quarter of 2008. At the same time, despite the worldwide difficulties in the banking environment, HRE has, once again, been profitable.

Note:
S&P has downgraded Hypo Real Estate Bank International AG, Hypo Real Estate Bank AG and DEPFA Deutsche Pfandbriefbank AG to A-/A-2 from A/A-1. The counterparty credit ratings of DEPFA Bank Plc, DEPFA ACS, HYPO Public Finance Bank and Hypo Pfandbrief Bank International S.A. were downgraded to A/A-1 from A+/A-1.

Today's rating action does not affect the AAA senior secured ratings of Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG

AG, Hypo Pfandbriefbank International S.A., DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS Bank.

Press contact:
Hans Obermeier
Phone: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
E-mail:hans.obermeier@hyporealestate.com

Shareholding Disclosures

03.07.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Susquehanna Ireland Ltd.

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

1.Pursuant to section 21 German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Susquehanna Ireland Ltd., Dublin, Ireland, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 27 June 2008 of the following:

'We, Susquehanna Ireland Ltd. (SIL), Dublin, Ireland, would like to make the following notification regarding the holding of voting rights held in Hypo Real Estate Holding AG according to § 21 para. 1 WpHG.

We hereby give notice pursuant to § 21 para. 1 WpHG, that on 23 June 2008 our voting interest held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, fell below the 5 % threshold of § 21 para. 1 WpHG and amounted to 4.99 % voting rights, i.e. 10,043,059 shares with voting rights, at this day.'

2.Pursuant to section 21 German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Susquehanna Ireland Ltd., Dublin, Ireland, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 01 July 2008 of the following:

'We, Susquehanna Ireland Ltd. (SIL), Dublin, Ireland, would like to make the following notification regarding the holding of voting rights held in Hypo Real Estate Holding AG according to § 21 para. 1 WpHG.

We hereby give notice pursuant to § 21 para. 1 WpHG, that on 25 June 2008 our voting interest held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, rose above the 5 % threshold of § 21 para. 1 WpHG and amounted to 5.11 % voting rights, i.e. 10,286,618 shares with voting rights, at this day.'

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

RECEIVED

2008 JUL -7 P 2:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Shareholding Disclosures

03.07.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Orbis

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

1.Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Orbis Investment Management Limited, Hamilton, Bermuda, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 02 July 2008 of the following:

'Notification of voting rights pursuant to section 21 para. 1 WpHG as of 30 June 2008

Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Orbis Investment Management Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG moved below the threshold of 5% on 30 June 2008 and amounts to 3.96% (7,970,085 voting rights) as per this date.

Thereof 3.96 % (7,970,085 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6 WpHG.'

2.Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Orbis World Limited, Hamilton, Bermuda, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 02 July 2008 of the following:

'Notification of voting rights pursuant to section 21 para. 1 WpHG as of 30 June 2008

Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Orbis World Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG moved below the threshold of 5 % on 30 June 2008 and amounts to 4.00 % (8,039,716 voting rights) as per this d

Ther (8,039,716 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sent ... WpHG.

2.69 % (5,409,844 voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.'

3.Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Orbis Global Equity Fund Limited, Hamilton, Bermuda, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 02 July 2008 of the following:

'Notification of voting rights pursuant to section 21 para. 1 WpHG as of 30 June 2008

Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Orbis Global Equity Fund Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG moved below the threshold of 3 % on 30 June 2008 and amounts to 2.46 % (4,937,754 voting rights) as per this date.'

4.Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Orbis Holdings Limited, Hamilton, Bermuda, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 02 July 2008 of the following:

'Notification of voting rights pursuant to section 21 para. 1 WpHG as of 30 June 2008

Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz,

'WpHG'), we, Orbis Holdings Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG moved below the threshold of 5 % on 30 June 2008 and amounts to 4.00 % (8,039,716 voting rights) as per this date.

Thereof 4.00 % (8,039,716 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG.

2.69 % (5,409,844 voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.'

5.Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Pictet Overseas Trust Corporation Limited, Nassau, Bahamas, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 01 July 2008 of the following:

'Notification of voting rights pursuant to section 21 para. 1 WpHG as of 30 June 2008

Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Pictet Overseas Trust Corporation Limited (as trustee for The Orbis Holdings Trust), hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG moved below the threshold of 5 % on 30 June 2008 and amounts to 4.00 % (8,039,716 voting rights) as per this date.

Thereof 4.00 % (8,039,716 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG.

2.69 % (5,409,844 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.'

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING AG

END